SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Sycamore Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

871 206108

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Daniel E. Smith

President and Chief Executive Officer

Sycamore Networks, Inc.

220 Mill Road

Chelmsford, MA 01824

(978) 250-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan R. Cormier General Counsel and Secretary Sycamore Networks, Inc. 220 Mill Road Chelmsford, MA 01824 (978) 250-2900	Margaret A. Brown Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Suite 3100 Boston, MA 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$830,056.35	$25.48

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,198,942 shares of common stock of Sycamore Networks, Inc. having an aggregate value of $830,056.35 as of July 31, 2007 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25.48

Form or Registration No.:	005-58421
Filing party:	Sycamore Networks, Inc.
Date filed:	August 3, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 1 amends and supplements the Schedule TO (the “Schedule TO”) filed by Sycamore Networks, Inc. (the “Company”) with the Securities and Exchange Commission on August 3, 2007 relating to an offer (the “Offer”) by the Company to exchange certain stock options (the “Eligible Options”) upon the terms and subject to the conditions set forth in the (i) Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007 (the “Offer to Exchange”), (ii) the related letter from Daniel E. Smith, Chief Executive Officer, dated August 3, 2007; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and were previously filed as Exhibits (a)(1)(A) through (a)(1)(D), respectively, to the Schedule TO.

Except as hereby amended, all the terms of the Offer and the Offer to Exchange and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 4. Terms of the Transaction

Item 4(a), which incorporates by reference information contained in the Offer to Exchange, is hereby amended and supplemented to add the following paragraph:

The Offer expired at 5:00 p.m., Boston, Massachusetts time, on August 31, 2007. Pursuant to the Offer to Exchange, the Company has accepted for exchange Eligible Options to purchase 1,197,108 shares of its common stock, which represent 99.85% of the shares of its common stock subject to all Eligible Options. The Company has made promises to pay cash payments in the aggregate amount of $186,855.60 in accordance with the terms of the Offer to Exchange. The Company will send via mail to each participant in the Offer a New Stock Option Agreement and Promise to Make Cash Payment, substantially in the form of Exhibit (a)(1)(H) to the Schedule TO, confirming each participant’s final elections with respect to his or her Eligible Options.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SYCAMORE NETWORKS, INC.

By:	/s/ Richard J. Gaynor
Richard J. Gaynor Chief Financial Officer, Vice President, Finance and Administration, Assistant Secretary and Treasurer

Date: August 31, 2007

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Eligible Options for New Options and Cash Payments, dated August 3, 2007

(a)(1)(B)*	Letter from Daniel E. Smith, dated August 3, 2007

(a)(1)(C)*	Form of Election Form

(a)(1)(D)*	Form of Withdrawal Form

(a)(1)(E)*	E-mail from Daniel E. Smith, dated August 3, 2007

(a)(1)(F)*	Form of Acknowledgment of Receipt of Election Form/Withdrawal Form

(a)(1)(G)*	Form of Reminder E-mails to Employees of Expiration Date

(a)(1)(H)*	Form of New Stock Option Agreement and Promise to Make Cash Payment

(b)	Not Applicable

(d)(1)	1999 Stock Incentive Plan, as amended (filed as Exhibit 10.7 to Sycamore’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2001 filed with the Securities and Exchange Commission on June 12, 2001 and incorporated herein by reference)

(d)(2)*	Form of Stock Option Agreement for New Hires

(d)(3)*	Form of Stock Option Agreement for Employees with Less than One Year of Service

(d)(4)*	Form of Stock Option Agreement for Employees with At Least One Year of Service

(d)(5)	Form of Indemnification Agreement between Sycamore, the Directors of Sycamore Networks, Inc. and Executive Officers of Sycamore Networks, Inc., dated as of November 17, 1999, October 15, 2002, October 5, 2004, January 11, 2005, September 6, 2007 or August 1, 2007 (the form agreement was filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999 filed with the Commission on December 13, 1999 and incorporated by reference)

(d)(6)	Form of Change in Control Agreement between Sycamore Networks, Inc. and Executive Officers of Sycamore Networks, Inc., dated as of November 17, 1999, October 5, 2004 or September 6, 2007 (the form agreement was filed as Exhibit 10.2 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 1999 filed with the Commission on December 13, 1999 and incorporated herein by reference)

(d)(7)	Letter Agreement between Sycamore Networks, Inc. and Richard J. Gaynor dated October 5, 2004 (filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004, filed with the Commission on November 18, 2004 and incorporated herein by reference)

(d)(8)	Letter Agreement between Sycamore Networks, Inc. and Alan Cormier, dated December 21, 2004 (filed as Exhibit 10.1 to Sycamore Networks, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended January 29, 2005 filed with the Commission on February 25, 2005 and incorporated herein by reference)

(d)(9)	Letter Agreement between Sycamore Networks, Inc. and John B. Scully, dated September 6, 2006 (filed as Exhibit 10.26 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

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Exhibit Number	Description

(d)(10)	Relocation Offer and Agreement between Sycamore Networks, Inc. and John B. Scully dated May 4, 2007 (filed as Exhibit 10.27 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(d)(11)	Amendment Number 1 to the Non-Qualified Stock Option Agreement with Kevin Oye, dated April 29, 2002 (filed as Exhibit 10.30 to Sycamore Networks, Inc.’s Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Commission on June 21, 2007 and incorporated herein by reference)

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with the Schedule TO filed on August 3, 2007.

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